

May 4, 2010

Mail Stop 4631

Via U.S. mail and facsimile @ (617) 345-3299

Zuosheng Yu
Chairman and Chief Executive Officer
General Steel Holdings, Inc. c/o Chad J. Porter, Esq.
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110

Re: **General Steel Holdings, Inc.**
        Preliminary Information Statement on Schedule 14C
        Filed on: April 9, 2010
        File No.: 001-33717

Dear Mr. Yu:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that a number of agreements related to the 2009 direct registered offering were not filed in final form (for example, see Exhibit 10.1 and 10.2 of the current report on Form 8-K filed on December 24, 2009). Please file complete copies of these agreements with your next periodic report.

Mr. Zuosheng Yu
General Steel Holdings, Inc.
May 4, 2010
Page 2

Summary of Corporate Actions, page 7

2. You disclose that the ratification and approval by the company's shareholders of the corporate actions described in the information statement is made for purposes of ensuring compliance with Section 312 of the New York Stock Exchange. Please briefly disclose the provisions of Section 312 giving rise to such shareholder approval.

3. Please revise your disclosure to explain why approval of the corporate actions described in the information statement was not obtained at the time when the transactions took place or when the antidilution mechanism was triggered, as the case may be.

4. Please expand your disclosure to address the requirements of Item 11(c)(2) and Item 11(d) of Schedule 14A, and in particular, address the general effect that the issuance of securities with respect to both offerings may have had on the rights of the existing security holders.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director